Exhibit 99.1

Scinai Immunotherapeutics Regains Compliance with

Nasdaq Minimum Bid Price Requirement; Continues to Work with the
European Investment Bank to Convert Loan to Equity to Regain Compliance
with Nasdaq Minimum Shareholders’ Equity Requirement

Jerusalem, June 7th, 2024 – Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (the “Company”), a biotechnology company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today announced that on June 5, 2024, it received formal notification from the Listing Qualification Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) that the Company has regained compliance with the minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”).

The Company previously disclosed in a press release dated May 6, 2024, that it received a letter from the Staff notifying the Company of its noncompliance with the Rule by failing to maintain the required minimum bid price for the Company’s American Depositary Shares (“ADSs”). The Company also disclosed in that press release that it had timely requested a hearing before an independent Nasdaq Hearings Panel (the “Hearings Panel”) to present a plan to regain compliance and that its Board of Directors had already approved a ratio change of the ADSs to its non-traded ordinary shares, increasing the number of ordinary shares represented by each ADS from 400 to 4,000, effective May 21, 2024. Following the ratio change the closing bid price of the ADSs equaled or exceeded $1.00 per ADS for the following ten consecutive business days. As a result, the Company regained compliance with the Rule and the Staff issued the above-mentioned notification .

On May 24, 2024, the Company announced the receipt of a Nasdaq Staff determination letter regarding noncompliance with the minimum shareholders’ equity required for continued listing and that as part of the hearing previously requested with the Hearings Panel it would present a plan for the Company to regain compliance with this requirement (the “Plan”). The Company also announced that it was engaged in discussions with the European Investment Bank (the “EIB”) regarding amending the finance contract with the EIB and the conversion of a significant portion of the loan owed by the Company to EIB into equity in the Company on terms the Company considers favorable to the Company and its shareholders.  These discussions are advancing, and the Company believes it will be in a position to include the potential conversion as a key component of the Plan to be presented to the Hearings Panel on June 18, 2024. Any revised terms of the finance contract with the EIB are subject to obtaining formal approval from appropriate EIB governing bodies, negotiating and finalizing definitive agreements relating to the revised terms, and the fulfilment of any condition precedent, all to the EIB’s satisfaction.

In the notification provided by the Staff on June 5, 2024, the Staff stated that the Company remains non-compliant with the equity requirement in Listing Rule 5550(b)(1), or any of the alternative requirements under Listing Rule 5550(b), and accordingly the June 18, 2024, hearing will be held as scheduled.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services to early stage biotech drug development programs. Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, the future price of the ADSs. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that the Company will be unable to meet the continued listing requirements of Nasdaq, including the risk that the consummation of the conversion of the EIB loan to equity would not resolve the recent deficiency notice from NASDAQ with respect to the Stockholders’ Equity Requirement; the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com